UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

IMRIS INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

45322N105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45322n105	SCHEDULE 13G	Page 2 of 6 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Whitecastle Investments Limited 98-0400898
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION TORONTO, ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,329,658 COMMON SHARES
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 5,329,658 COMMON SHARES
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,329,658 COMMON SHARES
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.51%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This Schedule 13G is filed by Whitecastle Investments Limited and Carey Diamond. Whitecastle Investments Limited and Carey Diamond expressly disclaim status as a “group” for purposes of this Schedule 13G.

Page 2 of 6 pages

Item 1(a).	Name of Issuer:

IMRIS INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5101 SHADY OAK ROAD, MINNETONKA, MINNESOTA 55343

Item 2(a)	Name of Persons Filing:

WHITECASTLE INVESTMENTS LIMITED

CAREY DIAMOND

Item 2(b)	Address of Principal Business Office or, if None, Residence:

22 ST. CLAIR AVENUE EAST, SUITE 1010, TORONTO, ON M4T 2S3

Item 2(c)	Citizenship:

CANADA

Item 2(d)	Title of Class of Securities:

COMMON SHARES

Item 2(e)	CUSIP Number:

45322N105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

Page 3 of 6 pages

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 5,329,658 COMMON SHARES

(b)	Percent of class: 8.51%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

5,329,658 common shares, which includes 2,376,760 common shares with a trading restriction until April 25, 2015 and 65,313 common shares issuable upon exercise of options exercisable on or within 60 days after December 31, 2014.

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

5,329,658 common shares, which includes 2,376,760 common shares with a trading restriction until April 25, 2015 and 65,313 common shares issuable upon exercise of options exercisable on or within 60 days after December 31, 2014.

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Page 4 of 6 pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: Feb 6, 2015.

WHITECASTLE INVESTMENTS LIMITED

By:	/s/ David Strom
Name:	David Strom
Title:	Chief Financial Officer

Page 6 of 6 pages